SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 6, 2014

List of materials

Documents attached hereto:

i) Press Release announcing Sony and Japan Industrial Partners Sign Memorandum of Understanding for Sale of PC Business.

　　February 6, 2014
Sony Corporation
 Japan Industrial Partners, Inc.

Sony and Japan Industrial Partners Sign Memorandum of Understanding for Sale of PC Business

Tokyo, Japan, February 6, 2014 --- Sony Corporation (“Sony”) and Japan Industrial Partners (“JIP”) today announced that they have entered into a memorandum of understanding that confirms their intent for Sony to sell to JIP Sony’s PC business currently operated under the VAIO brand (the “Sale”). Sony and JIP are aiming to conclude definitive agreements by the end of March 2014, following due diligence and negotiation of detailed terms and conditions of the Sale.

The parties’ current intention is to sell Sony’s PC business and certain related assets to a new company established by JIP, targeting July 1, 2014 for the completion of the Sale. While the terms and conditions of the Sale and details of the new company’s structure are subject to further discussion between the two parties, the following is the current basic understanding:

●	The new company will conduct operations for its VAIO-branded PC business as an independent business entity, including planning, design, development, manufacturing and sales.
●
Following reevaluation of the product lineup, the new company will initially concentrate on sales of consumer and corporate PCs in the Japanese market and seek to optimize its sales channels and scale of operations, while evaluating possible further geographic expansion. Through these measures, the new company will aim to quickly secure stable profit.

●
The new company will be based at the Nagano Technology Site (Azumino City, Nagano Prefecture), the hub of Sony’s current PC operations. At the start of operations, the new company is expected to hire approximately 250 to 300 Sony employees currently engaged in PC-related operations, such as planning, design, development, manufacturing and sales at Sony and Sony Group companies in Japan.

●
The new company will be established and operated with capital investment from and management support of JIP. Sony will initially invest 5% of the new company’s capital to support its launch and facilitate a smooth business transition.

●	The parties will continue to discuss the consideration for the contemplated Sale, which will depend on the full scope of assets to be sold as finally determined in the definitive agreement.

1/2

Following a comprehensive analysis of factors, including the drastic changes in the global PC industry, Sony’s overall business portfolio and strategy, the need for continued support of Sony’s valued VAIO customers, and future employment opportunities for personnel involved in the VAIO business, Sony has determined that the optimal solution is to concentrate its mobile product lineup on smartphones and tablets and to transfer its PC business to a new company established by JIP that will enable the continuation of the VAIO branded PC business. As a part of the sale to JIP, Sony will cease planning, design and development of PC products. Sony’s manufacturing and sales will be discontinued after the Spring 2014 lineup. Even after Sony’s withdrawal from the PC market, Sony customers will continue to receive aftercare customer services.

JIP has extensive experience with “strategic carve-outs,” whereby it supports companies in the process of relinquishing businesses or subsidiaries as part of a process of focus and selection, provides necessary investment to the relinquished business or subsidiary and helps realize the business’s growth potential as an independently operated entity.  JIP believes that with its support, the new company that will operate the VAIO-branded PC business will be able to achieve future growth and profitability and meet the expectations of VAIO customers by leveraging the wealth of innovative design expertise and operational knowhow accumulated by Sony within the PC business.

*All names of companies and products contained herein are trademarks or registered trademarks of the respective companies even without the trademark indications of ® or ™.

2/2